Exhibit 23.4

CONSENT OF FINANCIAL ADVISOR

We hereby consent to the inclusion of our opinion letters dated September 6, 2005 and December 27, 2005 to the Board of Directors of Riverside Bancshares, Inc., as Appendix C to the proxy statement-prospectus, which forms a part of the Registration Statement on Form S-4 of Synovus Financial Corp., and to the references to our name and to the description of such opinion in the proxy statement-prospectus. By giving such consent, we do not thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in, or that would come within the category of persons whose consent is required under, the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commissions promulgated thereunder.

/s/Burke Capital Group, L.L.C.

Burke Capital Group, L.L.C.

Atlanta, Georgia

January 3, 2006